July 12, 2013

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Re:              Reef Oil & Gas Drilling and Income Fund, L.P.

Amendment No. 4 to Registration Statement on Form S-1

Filed June 20, 2013

File No. 333-172846

Dear Mr. Schwall:

On behalf of our client, Reef Oil & Gas Partners, L.P. (“Reef”), the sponsor of Reef Oil & Gas Drilling and Income Fund, L.P. (f/k/a Reef 2012 – 2013 Drilling Fund, L.P.; the “Registrant”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter of July 10, 2013 relating to the above-referenced Amendment No. 4 to Form S-1 (“Amendment No. 4”). To facilitate your review, we have repeated each of your comments in italics followed immediately by the response of Reef to that particular comment. In addition, we are enclosing an Amendment No. 5 (“Amendment No. 5”) to Form S-1, which was transmitted to the Commission today and filed via the EDGAR system. We are also providing you supplementally six courtesy copies of Amendment No. 5 marked to show changes from Amendment No. 4. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form S-1

Financial Statement

Comment No. 1

Please include a disclosure page immediately preceding the financial statement of the general partner to explain why financial statements of the registrant are not presented in the registration statement.

Response to Comment No. 1

In response to your comment, we have added disclosure in Amendment No. 5 immediately preceding the financial statement of the general partner explaining why financial statements of the registrant are not presented in the registration statement but rather that a balance sheet of the managing general partner is included pursuant to Rule 8-07(c) of Regulation S-X.

Independent Auditors Report, page F-2

Comment No. 2

Please obtain and file a revised report from your independent public accounting firm that includes the signature of the firm in accordance with Rule 2-02 of Regulation S-X and AU Section 508.

Response to Comment No. 2

In response to your comment, we have obtained and filed in Amendment No. 5 a revised report of the registrant’s independent public accounting firm that includes the signature of the firm.

Note 6 – Subsequent Events, page F-13

Comment No. 3

Please disclose the date through which subsequent events have been evaluated.

Response to Comment No. 3

In response to your comment, Note 6 on page F-13 of Amendment No. 4 has been revised to disclose the date through which subsequent events have been evaluated.

Other Matters

For your information, Amendment No. 5 includes in Appendix D a copy of the signed tax opinion of our firm and as Exhibit 5.1 the signed opinion of our firm with respect to the legality of the issuance of the securities pursuant to the Registration Statement.

*     *     *

In response to your request, Reef has authorized us to acknowledge on its behalf that:

•             should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•             the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•             the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at the above-listed number.

Very truly yours,

/s/ Ted S. Schweinfurth

Ted S. Schweinfurth

Enclosure

cc:           Michael J. Mauceli, Reef Oil & Gas Partners, L.P.

Dan Sibley, Reef Oil & Gas Partners, L.P.